                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )(1)

                              Nathan's Famous, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
     -----------------------------------------------------------------------
                                 (CUSIP Number)

        Kenneth S. Hackel                   Joel M. Handel, Esq.
           P.O. Box 726                    Baer Marks & Upham LLP
     Alpine, New Jersey 07620                 805 Third Avenue
                                          New York, New York 10022
                                               (212) 702-5700

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 28, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.     632347100                      Page    2    of    5    Pages
         ------------------                       ------      -----



1.  NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS

          Kenneth S. Hackel

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                         (b) |_|
3.  SEC USE ONLY

4.  SOURCE OF FUNDS         See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION        United States

  NUMBER OF    7.  SOLE VOTING POWER             251,200
   SHARES
BENEFICIALLY   8.  SHARED VOTING POWER           0
  OWNED BY
    EACH       9.  SOLE DISPOSITIVE POWER        251,200
  REPORTING
 PERSON WITH  10.  SHARED DISPOSITIVE POWER      0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        251,200

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      5.3%

14. TYPE OF REPORTING PERSON            IN






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CUSIP No.   632347100                        Page    3    of    5    Pages
         ---------------                           ------      -----


Item 1   Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Nathan's Famous, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1400 Old Country Road, Westbury, New York 11590.

Item 2   Identity and Background

         2.1 This Statement is filed by Mr. Kenneth Hackel (the "Reporting Person"). By his signature on this Statement, the Reporting Person agrees that this Statement is filed on his behalf. The Reporting Person is filing this
Schedule 13D Statement pursuant to Rule 13d-1(f)(1) under the Act on his own behalf and not on behalf of any other party. Information with respect to the Reporting Person is given solely by the Reporting Person.

         2.2 Mr. Hackel's address is P.O. Box 726, Alpine, New Jersey 07620.

         2.3 The present principal occupation or employment of Mr. Hackel is private investor.

         2.4 The Reporting Person has not within the last five years been convicted in a criminal proceeding.

         2.5 During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2.6 Mr. Hackel is a United States citizen.

Item 3   Source and Amount of Funds or Other Consideration

         The Reporting Person paid an aggregate of $914,487.50, net of commissions and fees, for 251,200 shares of Common Stock in a series of purchases, as reported in Item 5 herein. The Reporting Person used personal funds to purchase the shares of Common Stock.

Item 4   Purpose of Transaction

         The Reporting Person purchased the shares of Common Stock for personal investment.

         The Reporting Person does not have any plans or proposals which would relate to:

         4.1 The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company other than as herein disclosed; however, the Reporting Person may acquire or dispose of shares in future as part of his personal investments as he deems appropriate;

         4.2 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         4.3 A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         4.4 Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         4.5 Any material change in the present capitalization or dividend policy of the issuer;

         4.6 Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         4.7 Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         4.8 Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


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CUSIP No.   632347100                        Page    4    of    5    Pages
         ---------------                          ------      -----

         4.9 A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         4.10  Any action similar to any of those enumerated above.

Item 5   Interest in Securities of the Issuer

         The number of shares over which the Reporting Person has:

               (i)  sole power to vote or direct the vote:  251,200
              (ii)  shared power to vote or direct the vote:  0
             (iii)  sole power to dispose or direct the disposition of:  251,200
              (iv)  shared power to dispose or direct the disposition of:  0

         The following transactions were effected during the past six months:


DATE            TRANSACTION         NUMBER OF SHARES          PRICE PER SHARE
----            -----------         ----------------          ---------------
5/7/98           Purchase                      2,000                     3.875

6/1/98           Purchase                      2,000                     3.875

6/12/98          Purchase                      5,000                     3.750

6/12/98          Purchase                      5,000                     3.750

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      5,000                     3.687

6/12/98          Purchase                      2,500                     3.687

6/12/98          Purchase                      5,000                     3.750

6/12/98          Purchase                      5,000                     3.687

6/15/98          Purchase                      5,000                     3.750

6/15/98          Purchase                      5,000                     3.750

6/15/98          Purchase                      5,000                     3.750

6/15/98          Purchase                      5,000                     3.750

6/15/98          Purchase                      5,000                     3.750

6/15/98          Purchase                      5,000                     3.750

6/19/98          Purchase                      7,500                     3.750

6/25/98          Purchase                      1,000                     3.843

8/4/98           Purchase                      2,500                     3.781

8/6/98           Purchase                      1,000                     3.875

8/6/98           Purchase                      1,000                     3.937





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CUSIP No.   632347100                        Page    5    of    5    Pages
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
DATE            TRANSACTION          NUMBER OF SHARES         PRICE PER SHARE
----            -----------          ----------------         ---------------
8/12/98          Purchase                       2,500                    3.968

8/21/98          Purchase                         200                    3.750

8/24/98          Purchase                       5,000                    3.750

8/25/98          Purchase                       5,000                    3.750

8/28/98          Purchase                       5,000                    3.750

8/28/98          Purchase                       1,000                    3.750

8/31/98          Purchase                       1,500                    3.718

8/31/98          Purchase                       1,000                    3.750

8/31/98          Purchase                       2,000                    3.625

8/31/98          Purchase                       3,000                    3.750

8/31/98          Purchase                       5,000                    3.750

8/31/98          Purchase                       6,000                    3.500

8/31/98          Purchase                       7,500                    3.750

8/31/98          Purchase                       4,000                    3.500

9/1/98           Purchase                       2,000                    3.500

9/1/98           Purchase                       8,000                    3.500

9/1/98           Purchase                       5,000                    3.500

9/1/98           Purchase                       1,500                    3.500

9/1/98           Purchase                       5,000                    3.500

9/8/98           Purchase                       4,000                    3.500

9/8/98           Purchase                       6,000                    3.500

9/9/98           Purchase                      10,000                    3.500

9/9/98           Purchase                      10,000                    3.500

9/18/98          Purchase                       1,500                    3.500

9/23/98          Purchase                       2,000                    3.375

9/23/98          Purchase                         100                    3.437

9/23/98          Purchase                         400                    3.437

9/23/98          Purchase                         100                    3.437

9/24/98          Purchase                       2,500                    3.500

9/24/98          Purchase                       1,000                    3.500

9/24/98          Purchase                       2,000                    3.500

9/24/98          Purchase                       3,000                    3.500

9/24/98          Purchase                       2,000                    3.500

9/24/98          Purchase                       1,500                    3.500

9/24/98          Purchase                       2,000                    3.500

9/24/98          Purchase                       1,500                    3.500




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CUSIP No.   632347100                        Page    6    of    5    Pages
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

DATE           TRANSACTION          NUMBER OF SHARES          PRICE PER SHARE
----           -----------          ----------------          ---------------
9/24/98          Purchase                       1,000                    3.500

9/24/98          Purchase                       4,000                    3.500

9/24/98          Purchase                       1,000                    3.500

9/28/98          Purchase                       3,400                    3.562

9/28/98          Purchase                       2,500                    3.531

10/1/98          Purchase                       4,000                    3.500

10/2/98          Purchase                       5,000                    3.500

10/2/98          Purchase                       1,000                    3.500



TOTAL                                    251,200.0000

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7   Material to  be filed as Exhibits

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify the information set forth in this Amendment is true, complete and correct.

Dated:   October 8, 1998

                                                    /S/ KENNETH S. HACKEL
                                                    ----------------------------
                                                        Kenneth S. Hackel